UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

AVP, INC.

(Name of the Issuer)

AVP, INC.
LEONARD ARMATO
AVP HOLDINGS, INC.
AVP ACQUISITION CORP.
SHAMROCK CAPITAL GROWTH FUND II, L.P.
SHAMROCK CAPITAL PARTNERS II, LLC

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0241A205

(CUSIP Number of Class of Securities)

Leonard Armato AVP, Inc. 6100 Center Drive Suite 900 Los Angeles, CA 90045 (310) 426-8000	Robert F. Perille c/o Shamrock Capital Advisors 4444 Lakeside Drive Burbank, CA 91505 (818) 845-4444

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

Kenneth Benbassat Loeb & Loeb LLP 10100 Santa Monica Blvd. Suite 200 Los Angeles, CA 90067 (310) 282-2340	David C. Fischer Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4827	John A. Weissenbach Damon R. Fisher Kirkland & Ellis LLP 777 South Figueroa Street Los Angeles, CA 90017 (213) 680-8400	Robert L. Kahan LLP Dreier Stein & Kahan The Water Garden 1620 26th Street Sixth Floor North Tower Santa Monica, CA 90404 (310) 828-9050

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:	☒

Check the following box if the filing is a final amendment reporting the results of the transaction:	☐

Calculation of Filing Fee
Transaction valuation:*	Amount of filing fee:*

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,200.00
Form or Registration No.:	Schedule 14A
Filing Party:	AVP, Inc.
Date Filed:	May 8, 2007

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by AVP, Inc., a Delaware corporation (“AVP”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; Leonard Armato, AVP's chairman and chief executive officer; and AVP Holdings, Inc., a newly formed Delaware corporation (“Holdings”); AVP Acquisition Corp., a newly formed Delaware corporation wholly owned by Holdings (“Acquisition”); and Shamrock Capital Growth Fund II, L.P. and Shamrock Capital Partners II, LLC, affiliates of Holdings and Acquisition (collectively, the “Shamrock Group”) with respect to the proposed merger of Acquisition with and into AVP (the “Merger”), with AVP as the surviving corporation. As a result of the Merger: (i) AVP will become a wholly owned subsidiary of Holdings, (ii) each outstanding share of AVP Series B Convertible Preferred Stock will be converted into the right to receive $33.93 in cash; and (iii) each outstanding share of AVP Common Stock (other than shares held by Acquisition or Holdings and any stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive $1.23 in cash.

Concurrently with the filing of this Schedule l3E-3, AVP is filing a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, pursuant to which the AVP board of directors is soliciting proxies from stockholders of AVP in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings given them in the Proxy Statement.

The information contained in this Schedule 13E-3 and/or Proxy Statement concerning AVP was supplied by AVP, and none of the Shamrock Group takes responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning the Shamrock Group was supplied by the Shamrock Group, and AVP takes no responsibility for the accuracy of such information.

Item 1 Summary Term Sheet

Regulation M-A Item 1001.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers About the Merger”

Item 2 Subject Company Information

Regulation M-A Item 1002.

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”
“Parties to the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Special Meeting—Shares Outstanding and Entitled to Vote; Record Date”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Our Stock Price” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “Our Stock Price” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3 Identity and Background of Filing Person(s)

Regulation M-A Item 1003(a) through (c).

(a) Name and Address. The filing person is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”
“Parties to the Merger”
“Directors and Officers of AVP”
“Information Concerning Shamrock Affiliates”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”
“Parties to the Merger”
“Information Concerning Shamrock Affiliates”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “Directors and Officers of AVP” is incorporated herein by reference.

Item 4 Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f).

(a) Material Terms.

(1) Not applicable.

(2) (i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers About the Merger”

(2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers About the Merger”
“Introduction”
“Special Factors—Background of the Merger”
“The Merger Agreement—Merger Consideration”

(2)(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background”
“Special Factors—Reasons for the Special Committee's Determination; Fairness of the Merger”
“Special Factors—Shamrock's Reasons for the Merger”

(2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers About the Merger”
“The Special Meeting—Votes Required”

(2)(v) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of AVP Directors and Executive Officers in the Merger”

(2)(vi) The information set forth in the Proxy Statement under the caption “Special Factors—Accounting Treatment” is incorporated herein by reference.

(2)(vii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers About the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of AVP Directors and Executive Officers in the Merger”
“The Merger Agreement—The Merger—Merger Consideration”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Appraisal Rights”
Annex C—Section 262 of the General Corporation Law of the State of Delaware”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5 Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e).

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Interests of AVP Directors and Executive Officers in the Merger”

(b), (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”
“Special Factors—Interests of AVP Directors and Executive Officers in the Merger”
“The Merger Agreement”

(d) Conflicts of Interests. The information set forth in the Proxy Statement under the following captions is incorporated by reference:

“Summary Term Sheet”
“Special Factors—Interests of AVP Directors and Officers in the Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”
“Special Factors—Plans for AVP after the Merger”
“Special Factors—Interests of AVP Directors and Executive Officers in the Merger”
“The Merger Agreement”

Item 6 Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8).

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”“
“Special Factors—Background of the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Shamrock's Reasons for the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Plans for AVP after the Merger”
“The Merger Agreement—The Merger and—Payment for Shares, Options, and Warrants”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Plans for AVP after the Merger”
“Special Factors—Interests of AVP Directors and Executive Officers in the Merger”
“The Merger Agreement—The Merger”
“The Merger Agreement—Directors and Officers”

Item 7 Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and Our Board of Directors”
“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”
“Special Factors—Shamrock's Reasons for the Merger”
“Special Factors—Plans for AVP after the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and Our Board of Directors”
“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”
“Special Factors—Opinion of Jefferies & Company, Inc.”
“Special Factors—Plans for AVP after the Merger”
“Special Factors—Shamrock's Reasons for the Merger”
“The Merger Agreement—The Merger—Purposes”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers About the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for AVP after the Merger”
“Special Factors—Interests of AVP Directors and Executive Officers in the Merger”
“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”
“The Merger Agreement—The Merger”
“The Merger Agreement—Payment for Shares, Options, and Warrants”

Item 8 Fairness of the Transaction

Regulation M-A Item 1014.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers About the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and Our Board of Directors”
“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”
“Special Factors—Opinion of Jefferies & Company.”
Annex B—Opinion of Jefferies & Company

(c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated stockholders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers About the Merger”
“The Special Meeting—Vote Required”
“Special Factors—Reasons for the Special Committee’s Determinations; Fairness of the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following caption “Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

(f) Other Offers. Not applicable.

Item 9 Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015.

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and Our Board of Directors”
“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”
“Special Factors—Opinion of Jefferies & Company, Inc.”
Annex B—Opinion of Jefferies & Company, Inc.

Item 10 Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007.

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”
“Special Factors—Financing the Merger”
“The Merger Agreement—Expenses”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing the Merger”
“The Merger Agreement—Expenses”

The following is an estimate of approximate total amount of fees and expenses to be incurred in connection with merger:

Description	Amount*
Financial advisory, legal, accounting and tax fees and expenses	$
SEC filing fees
Printing, proxy solicitation and mailing costs
Miscellaneous expenses
Total	$
________________________________________
* To be provided by amendment.

(d) Borrowed Funds. Not applicable.

Item 11 Interest in Securities of the Subject Company

Regulation M-A Item 1008.

(a) Securities Ownership. The information set forth in the Proxy Statement under the caption “Securities Ownership” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12 The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e).

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “The Special Meeting—Shares Owned by AVP Directors and Executive Officers” is incorporated herein by reference.

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors—Recommendations of the Special Committee and Our Board of Directors”
“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

Item 13 Financial Information

Regulation M-A Item 1010.

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Financial Statements”

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The Information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“The Special Meeting—Solicitation of Proxies”
“Special Factors—Background of the Merger”
“Special Factors—Recommendations of the Special Committee and Our Board of Directors”
“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”
“Special Factors—Opinion of Jefferies & Co.”
“Special Factors—Compensation of the Special Committee”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption “The Special Meeting—Solicitation of Proxies” is incorporated herein by reference:

Item 15 Additional Information

Regulation M-A Item 1011(b).

(b) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16 Exhibits

Regulation M-A Item 1016(a) though (d), (f) and (g).

(a)(1) Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(b) None.

(c)(1) Opinion of Jefferies & Company, dated April 5, 2007 (incorporated herein by reference to Annex B to the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated April 5, 2007, among AVP, Holdings, and Acquisition, (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2) Voting Agreement, dated April 5, 2007, between Holdings and Leonard Armato.

(d)(3) Subscription and Contribution Agreement, dated April 5, 2007, between Holdings and Leonard Armato.

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C to the Proxy Statement).

(g) None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 8, 2007

AVP, Inc.

/s/ Leonard Armato	By:	/s/ Leonard Armato
Leonard Armato		Leonard Armato,
Chief Executive Officer

AVP HOLDINGS, INC.

By:	/s/ Robert F. Perille
Robert F. Perille,
Predident

AVP ACQUISITION CORP.

By:	/s/ Robert F Perille
Robert F Perille,
President

SHAMROCK CAPITAL GROWTH FUND II, L.P.
By: Its:	Shamrock Capital Partners II, L.L.C. General Partner
By:	/s/ Stephen D. Royer
Stephen D. Royer
Executive Vice President

SHAMROCK CAPITAL PARTNERS II, L.L.C.

By:	/s/ Stephen D. Royer
Stephen D. Royer
Executive Vice President

EXHIBIT INDEX
Exhibit No.	Description

(a)(1)	Proxy Statement (incorporated herein by reference to the Proxy Statement).
(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
(b)	None.
(c)(1)	Opinion of Jefferies & Company, dated April 5, 2007 (incorporated herein by reference to Annex B to the Proxy Statement).
(d)(1)	Agreement and Plan of Merger, dated April 5, 2007, among AVP, Holdings, and Acquisition (incorporated herein by reference to Annex A to the Proxy Statement).
(d)(2)	Voting Agreement, dated April 5, 2007, between Holdings and Leonard Armato
(d)(3)	Subscription and Contribution Agreement dated April 5, 2007, between Holdings and Leonard Armato.
(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C to the Proxy Statement).
(g)	None.